UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report

MERIT MEDICAL SYSTEMS, INC.
(Exact name of the registrant as specified in its charter)

Utah	0-18592	87-0447695
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 West Merit Parkway, South Jordan, Utah	84095
(Address of principal executive offices)	(Zip code)

Brian G. Lloyd	(801) 253-1600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Explanatory Note

The sole purpose of this amendment to Form SD is to include Exhibit 1.01 that was referenced but omitted in the original Form SD. No other changes have been made.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Merit Medical Systems, Inc. (the "Company") is filing a Conflict Minerals Report for the calendar year 2020. A copy of the report is filed as Exhibit 1.01 hereto and is publicly available at https://www.merit.com/about/conflict-minerals-report. The content of any website referred to in this Form SD, including any exhibit hereto, is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibit

Item 2.01 Exhibit

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned. 20

Dated: May 27, 2021	MERIT MEDICAL SYSTEMS, INC.

	By:	/s/ Brian G. Lloyd
Chief Legal Officer and Corporate Secretary